Exhibit 4(d)

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

Home Office: Dallas, Texas 75201

Administrative Office: 10350 Ormsby Park Place, Louisville, Kentucky 40223

Telephone: 1-866-667-0561

(hereinafter called the Company)

TAX SHELTER 403(b) ENDORSEMENT

This endorsement is made a part of and amends the Contract to which it is attached. The purpose of this endorsement is to qualify the Contract as a 403(b) Tax Sheltered Annuity under Section 403(b) of the Code. All definitions, provisions, and exceptions of the Contract apply to this endorsement unless changed by this endorsement. Terms not defined in this endorsement have the meaning given to them in the Contract. In the event that the terms of this endorsement conflict with the Contract, this endorsement shall prevail unless it would cause the Contract to fail to qualify as an insurance contract under state law. The endorsement and Contract shall at all times be interpreted to conform to the requirements of the Code, including for the purpose to qualify the Contract under Section 403(b) of the Code, as applicable.

The provisions of the Contract, this endorsement and the exercise of your rights hereunder are subject to any conditions and/or limitations imposed by the Employer's Plan. The Company shall rely on representations made by the sponsor of the Employer's Plan regarding the content and meaning of any provision of the Employer's Plan. Except with respect to contract fees and charges, where the terms of the Employer's Plan are inconsistent with the Contract and/or this endorsement, the terms of the Employer's Plan shall govern unless such interpretation would cause the Contract to fail to qualify as an annuity that satisfies the requirements of Section 403(b) of the Code.

ERISA COVERAGE

Unless otherwise required by the terms of the Employer's Plan, the Contract, as modified by this endorsement, is not intended for use in connection with an employer sponsored plan that is subject to ERISA. In the event the Company is notified, in writing, that the Employer's Plan is subject to ERISA, or becomes subject to ERISA, then the Contract is deemed to include the section entitled "Special ERISA provisions." The Company is not responsible for any obligations and requirements that arise under ERISA and any regulations or applicable guidance issued thereunder unless the Company explicitly agrees in writing otherwise.

DEFINITIONS

Jefferson National Life Insurance Company

Jefferson National Life Insurance Company ("Jefferson National Life", “Company” or "we"); the issuer of the Contract and this endorsement and its designated corporate officers.

Annuitant: You; the owner of the Contract.

Code: The Internal Revenue Code of 1986, as amended from time to time. The reference may also include regulations issued by the Internal Revenue Service that apply to the Contract.

Contract: When used in this endorsement, Contract means the annuity contract or annuity certificate, to which this endorsement is attached.

Employer: The organization with whom you have or had an employment relationship that has established a 403(b) plan to which you are connected or in which you may participate by making Purchase Payment Contributions.

Employer's Plan: The written 403(b) plan document established by your Employer.

ERISA: Employee Retirement Income Security Act of 1974, as amended, and regulations thereunder.

IRS: The Internal Revenue Service, United States Department of the Treasury.

QDRO: A qualified domestic relations order as defined in Section 414(q) of the Code.

Required Beginning Date

April 1 of the calendar year following the later of the calendar year in which you attain age 70½ or the calendar year in which you sever your employment with the Employer sponsoring the Employer's 403(b) Plan.

Surrender

The Annuitant's right to terminate the Contract in exchange for the Contract's cash surrender value or other equivalent nonforfeiture values. The terms "surrender" and "withdrawal" may be used interchangeably in the Contract.

Tax Sheltered Annuity (TSA)

A tax sheltered annuity as described in Section 403(b) of the Code. Jefferson National Life reserves the right to modify this Contract to the extent necessary to qualify this Contract as a TSA, as described in Section 403(b) of the Code, as amended and all related sections and regulations which are in effect during the term of this Contract.

PROVISIONS

This Contract is established for the exclusive benefit of you or your beneficiaries. Your interest is nonforfeitable and nontransferable and may not be waived, relinquished, or assigned, except as may be permitted under the Code, by law or applicable court order.

PURCHASE PAYMENTS/CONTRIBUTIONS

Purchase payments/contributions must be made by an organization described in Section 403(b)(1)(A), except in the case of a rollover contribution as described in applicable sections of the Code and related regulations which are in effect during the term of this Contract. The total of such purchase payments/contributions shall not exceed the lesser of the maximum contribution permitted under Sections 415(c) and 402(g) (taking into account the special limits applicable under 402(g)(7)) of the Code, subject to catch-up contributions as permitted under Section 414(v) of the Code. All purchase payments must be made in cash. This Contract does not require fixed purchase payments. Purchase Payment Contributions are always fully vested and nonforfeitable. Contributions that are identified by you that are in excess of the applicable limits shall be returned to you in accordance with the requirements of applicable law.

Notwithstanding the preceding, nothing in the Contract shall prohibit Jefferson National Life from making corrective distributions in accordance with an Employer's efforts to satisfy voluntary compliance programs established by the IRS to comply with 403(b) plan requirements.

If any amount is contributed into the Contract by a good faith mistake of fact, such mistaken contribution may be returned to you if such request by you is received within one year after receipt of the mistaken contribution.

The Company reserves the right to reject any purchase payment or contribution.

ROLLOVER CONTRIBUTIONS INTO THE CONTRACT

This Contract may accept Rollovers from any Eligible Retirement Plan as defined in Section 402(c)(8)(B) of the Code to the extent the Contract can accommodate such Rollovers in accordance with applicable requirements.

The Contract may also accept Direct Rollovers into the designated 403(b) Roth account only from another designated 403(b) Roth account of a 403(b) annuity or custodial account in accordance with Section 402A(c)(3) of the Code, from a Roth 401(k) plan, or, if a Rollover by the Annuitant, the amount of the 403(b) Roth distribution that is includable in gross income. The Company reserves the right to reject any purchase payment or contribution.

PLAN TO PLAN TRANSFERS TO THE CONTRACT

If permitted by the Employer's Plan, the Contract may accept a plan to plan transfer of your interest in a 403(b) annuity contract and/or 403(b)(7) custodial account issued to you under another employer's 403(b) plan only if:

a.	the other 403(b) plan permits plan-to-plan transfers; and
b.	you are an employee or former employee of the Employer sponsoring the 403(b) plan under which your Contract was issued; and
c.	your accumulated benefit immediately after the transfer is at least equal to your accumulated benefit immediately before the transfer, without regard to normal contract fees, charges and expenses; and
d.	the amount transferred into the Contract must remain subject to distribution restrictions no less stringent than imposed by the transferor contract.

Jefferson National Life may require any documentation from the other 403(b) plan as it deems necessary to effectuate the transfer in accordance with Treas. Reg. §1.403(b)-10(b)(3) and other applicable IRS guidance and to confirm that the other plan is a plan that satisfies section 403(b) of the Code.

The Company reserves the right to reject any purchase payment or contribution.

CONTRACT EXCHANGES TO THE CONTRACT

If permitted by the Employer's Plan, the Contract may accept an exchange of 403(b) contracts and/or 403(b)(7) custodial accounts. Any such exchange is permitted only if:

a.	the accumulated benefit of the Contract immediately after the exchange is at least equal to the accumulated benefit of your 403(b) contract or 403(b)(7) custodial account immediately before the exchange; and
b.	the Contract remains subject to distribution restrictions no less stringent than those imposed by the 403(b) contract or 403(b)(7) custodial account sending the exchange; and
c.	either Jefferson National Life is included as an authorized 403(b) product provider under the Employer's Plan or Jefferson National Life and the Employer enter into an agreement to share information for 403(b) compliance purposes, including, but not limited to information on employment status, hardship distributions, distributions, transfers and exchanges.

The Company reserves the right to reject any purchase payments or contributions.

NONDISCRIMINATION REQUIREMENTS

Contributions made by or on behalf of the Annuitant into the Employer's Plan are subject to the applicable nondiscrimination requirements of Section 403(b)(12) of the Code. Amounts contributed for the Annuitant that cause the 403(b) Plan to fail to satisfy such requirements may be refunded to the Annuitant or to the Employer, as appropriate, and in accordance with the Employer's Plan and IRS guidance.

DISTRIBUTIONS FROM THE CONTRACT

Except for amounts held in the Contract on December 31, 1988, no amounts, including 403(b) Roth Contributions, may be distributed from the Contract unless one or more of the following conditions has been satisfied:

a.	you have attained age 59½;
b.	you are disabled within the meaning of Section 72(m)(7) of the Code;
c.	your death has occurred;
d.	you have severed employment with your Employer; or
e.	if permitted under the Employer's Plan, you have satisfied the requirements for a "financial hardship" under Section 403(b)(11)(B) of the Code.

Additional Restrictions on Financial Hardship Distributions

In the event of a financial hardship that satisfies the requirements of Section 403(b)(11)(B)) of the Code, you may receive a distribution of only Elective Deferral Contributions, including 403(b) Roth Contributions. Contract distributions of Nonelective Contributions and/or earnings on your Contributions are not permitted for financial hardships. No hardship distribution is permitted from the Contract unless the "safe harbor" standards with respect to establishing an immediate and heavy financial need (under Treas. Reg. §1.401(k)-1(d)(3)(iii)(B)) are satisfied. For purposes of satisfying the lack of other resources requirement, any method acceptable under Treas. Reg. §1.401(k)-1(d)(3)(iv)(E) is permitted, however, you must suspend elective deferrals to any plan sponsored by your Employer for a period of six months following the date of the hardship distribution. Jefferson National Life shall notify your Employer of any hardship distributions made to you.

Additional Restrictions On Distributions Of Designated 403(b) Roth Accounts

Earnings on distributions made from Designated 403(b) Roth Accounts may be includable in income unless the distribution is a "Qualified 403(b) Roth Distribution." Distributions from Designated 403(b) Roth Accounts are Qualified 403(b) Roth Distributions if they are made no earlier than the fifth year following the year in which the first 403(b) Roth Contribution was made; and

a.	you have attained age 59½; or
b.	the distribution is made after you have become disabled as defined under the Code; or
c.	the distribution is made after your death.

DIRECT ROLLOVER DISTRIBUTIONS

Notwithstanding any other provision of the Contract, a Distributee may elect to have any portion of an Eligible Rollover Distribution paid directly to an Eligible Retirement Plan specified by the Distributee in a Direct Rollover.

A Direct Rollover of amounts in a Designated 403(b) Roth Account may be made only to another designated 403(b) Roth account of a 403(b) annuity/custodial account, a Roth 401(k) plan, or a Roth IRA.

For purposes of this section, a "Distributee" is any employee (or former employee) entitled to receive a distribution from the Contract, a surviving spousal Beneficiary and any spouse or former spouse that qualifies as an alternate payee under a QDRO.

A nonspouse Beneficiary may make a Direct Rollover into an inherited IRA or inherited Roth IRA of any proceeds from an Eligible Rollover Distribution received from a deceased Annuitant's Contract. A spouse Beneficiary may make a Direct Rollover into an inherited IRA, inherited Roth IRA, or their own IRA or Roth IRA of any proceeds from an Eligible Rollover Distribution received from a deceased Annuitant's Contract.

REQUIRED MINIMUM DISTRIBUTIONS

In accordance with Sections 403(b)(10) and 401(a)(9) of the Code and supporting regulations, you must begin receiving distributions, including distributions of 403(b) Roth contributions and earnings, by your Required Beginning Date, unless a later date is authorized under the Code or applicable regulations. Your Contract shall be distributed (both in determining the timing of subsequent distributions and the amount of all required distributions) in a manner consistent with Sections 403(b)(10) and 401(a)(9) of the Code. For purposes of determining required minimum distributions, the Contract will be valued considering your accumulated benefit plus the actuarial present value of any additional benefits provided. Distributions from the Contract, including distributions from your Designated 403(b) Roth Account, shall be made in the Annuity Payment Plan Option selected by you or your beneficiary on or before the date which is at least 30 days before your Required Beginning Date. Partial withdrawals are also allowed in frequency and amount per the provisions of the Contract.

Multiple 403(b) Annuity Contracts and Custodial Accounts

If you have multiple 403(b) annuity contracts and/or custodial accounts, the required minimum distribution requirements may be satisfied by receiving a distribution from one 403(b) annuity/custodial account that is equal to the amount required to satisfy the required minimum distribution requirements for all of your 403(b) annuity contracts and custodial accounts. Under this method, you must still calculate the required minimum distribution requirements separately for each 403(b) annuity/custodial account, even though you can satisfy the minimum requirements by taking a distribution from one or more annuity contract/custodial account.

Annuity Payment Plan Options

You can schedule receipt of irrevocable annuity payments according to one of the plans described in your Contract, or another plan agreed to by us, provided that the plan selected provides for payments that satisfy the Required Minimum Distribution rules described above and payments are made in periodic payments at intervals of no longer than 1 year. For purposes of this section, required distributions are considered to commence on your Required Beginning Date, or if applicable, on the date distributions are required to begin to your surviving spouse. However, if you begin receipt of payments pursuant to an irrevocable annuity payment plan that meets the requirements of Treasury Regulation Section 1.401(a)(9)-6T, Required Minimum Distributions are considered to commence on your annuity starting date.

DISTRIBUTIONS UPON DEATH

If you have begun to receive irrevocable annuity payments under one of the plans described in your Contract, upon your death the remaining portion of your interest will continue to be distributed under the annuity payment plan chosen.

If your death occurs before you have begun to receive irrevocable annuity payments according to one of the plans described in your Contract, then upon your death, your designated beneficiary may elect to receive a single sum payment or to receive regular installment payments under one of the following options:

a.	Any of the irrevocable annuity payment plans described in your Contract, provided:
(i)	your beneficiary elects the plan within 60 days after we receive all administrative requirements, including due proof of death; and
(ii)	your Employer's Plan provides payments over a period which does not exceed the life or life expectancy of your beneficiary and/or the plan selected provides for a period certain not extending beyond the life expectancy of your beneficiary; and
(iii)	your sole designated beneficiary is your surviving spouse, and your death occurs prior to your Required Beginning Date, payments will irrevocably commence by the later of December 31 of the calendar year following the calendar year of your death or December 31 of the calendar year in which you would have attained age 70½; or

(iv)	your designated beneficiary is someone other than your surviving spouse, or your death occurs on or after your Required Beginning Date, payments will irrevocably commence no later than December 31 of the calendar year following the year of your death.
b.	If, upon your death, your beneficiary does not elect one of the irrevocable annuity payment plans described in your Contract, or a single sum distribution, then your beneficiary may elect to receive payments according to an alternative plan as agreed to by us provided:
(i)	your beneficiary elects the plan within 60 days after we receive due proof of death;
(ii)	if your sole designated beneficiary is your surviving spouse, your entire interest will be distributed, beginning no later than the later of December 31 of the calendar year following the calendar year of your death or December 31 of the calendar year in which you would have attained age 70½, over the life of the surviving spouse or over a period not extending beyond the life expectancy of the surviving spouse. If your surviving spouse dies before distributions commence, the remaining interest will be distributed, beginning no later than December 31 following the calendar year of your surviving spouse's death, over the spouse's designated beneficiary's remaining life expectancy determined using such beneficiary's age as of his or her birthday in the year following the death of the spouse.
(iii)	if your designated beneficiary is someone other than your surviving spouse, your entire interest will be distributed, beginning no later than the end of the calendar year following the calendar year of your death, over the remaining life expectancy of your designated beneficiary, with such life expectancy determined using the age of your beneficiary as of his or her birthday in the year following the year of your death and reduced by 1 for each subsequent year;
(iv)	if you die before your Required Beginning Date and there is no designated beneficiary (as defined in Section 1.401(a)(9)-1, Q&A-4), or if elected by your designated beneficiary, your entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of your death (or of your spouse's death if your designated beneficiary was your surviving spouse and the spouse dies before distributions are required to begin);
(v)	if you die on or after your Required Beginning Date and there is no designated beneficiary (as defined in Section 1.401(a)(9)-1, Q&A-4), your entire interest will be distributed, beginning no later than December 31 of the calendar year following the calendar year of your death, over your remaining life expectancy determined using your age in the year of your death and reduced by 1 for each subsequent year; and
(vi)	life expectancy is determined using the Single Life Table in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1.

DISTRIBUTIONS DUE TO TERMINATION OF THE EMPLOYER'S PLAN

Nothing in this Contract shall prohibit Jefferson National Life from making a distribution of the Contract to you following written notification by Employer (or Employer's representative) of the termination of the Employer's Plan with instructions from the Plan sponsor to distribute the Contract to you.

The Contract may not be distributed unless the instructions to distribute the contract conform to the requirements of Treas. Reg. 1.403(b)-10(a) and any other applicable guidance issued by the Internal Revenue Service. Nothing herein shall prevent Jefferson National Life from treating the Contract as a fully paid annuity upon termination of the Employer's Plan provided it would otherwise qualify for such status.

PLAN TO PLAN TRANSFERS AND EXCHANGES FROM THE CONTRACT

If permitted by the Employer's Plan, the Contract may make a plan to plan transfer and/or an exchange of contracts to a 403(b) contract and/or custodial account issued to you only if:

a.	the Employer's Plan permits the requested plan to plan transfer and/or exchange; and
b.	the 403(b) plan that governs the receiving plan to plan transfer or exchange permits such actions; and
c.	the receiving 403(b) contract and/or custodial account accepts plan to plan transfers and/or exchanges; and
d.	you are an employee or former employee of the Employer sponsoring the 403(b) plan under which the plan to plan transfer will be received; and
e.	your accumulated benefit immediately after the transfer or exchange is at least equal to your accumulated benefit immediately before the transfer or exchange, without regard to normal contract fees, charges and expenses; and
f.	the receiving 403(b) contract or custodial account imposes distribution restrictions no less stringent than imposed by the transferor contract; and

g.	either the receiving insurer or custodian is included as an authorized 403(b) product provider under the 403(b) plan permitting the exchange or transfer or the insurer or custodian receiving the exchange or transfer has executed an information sharing agreement with the sponsor of the 403(b) plan permitting the exchange or transfer.

Jefferson National Life may require any documentation from other 403(b) insurers and custodians as it deems necessary to comply with the requirements of applicable IRS guidance and to confirm that the receiving contract or custodial account satisfies the requirements of Section 403(b) of the Code.

QUALIFIED DOMESTIC RELATIONS ORDERS

If permitted by the QDRO, a distribution, including a distribution from a Designated 403(b) Roth Account, properly made to an alternate payee may be permitted even though the timing of the distribution might otherwise be prohibited under the distribution restrictions described previously.

PERMISSIVE SERVICE CREDIT TRANSFERS

If permitted by the Employer's Plan and if you are a participant in a tax-qualified defined benefit governmental plan (as defined in Section 414(d) of the Code) that accepts plan-to-plan transfers for the purchase of permissive service credits under Section 415(n)(3)(A) of the Code, you may elect to have any portion of your Contract transferred to the defined benefit governmental plan at any time.

MILITARY PERSONNEL RIGHTS

The Uniformed Services Employment and Reemployment Rights Act (USERRA), prohibits discrimination against persons because of their service in the Armed Forces Reserve, the National Guard, or other uniformed services. The Heroes Earning Assistance and Relief Act of 2008 (HEART) created additional rights for qualifying employees who leave employment or return to employment due to qualifying military service. Notwithstanding any other provisions in the Contract, this Contract may be interpreted to conform to the requirements of USERRA and HEART, as amended from time to time.

IRS LEVY

The Company may direct payment from your Contract in accordance with a lawfully issued tax levy issued by the Internal Revenue Service with respect to you.

NONALIENABILITY

This Contract may not be sold, assigned, transferred, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than as may be required or permitted under Section 403(b) of the Code. This restriction shall not apply to any rights to a Contract established by a QDRO.

SPECIAL ERISA PROVISIONS

The provisions of this section are applicable only if your Employer's Plan is subject to ERISA and your Employer so notifies the Company, in writing. For Contracts that are not established in conjunction with an ERISA 403(b) plan, this section shall have no effect. The terms and provisions of your Employer's Plan are incorporated into this Contract unless such action:

1.	would cause the Contract to fail to meet the requirements of the Code or ERISA,
2.	would cause the Contract not to qualify as annuity contract under Sections 401(f)(2) or 403(b) of the Code, or
3.	affects the rights and authority of Jefferson National Life under the Contract.

Subject to the conditions above, the following provisions shall apply:

a.	You and your beneficiaries authorize the Company and its representatives to follow instructions provided by the Employer or the plan administrator of the Employer's Plan with respect to any transaction governed by the Employer's Plan. Jefferson National Life is not responsible for ensuring that Employer's Plan complies with the requirements of ERISA.
b.	This Contract shall be interpreted, to the extent possible, to comply with the provisions of ERISA and all rulings and regulations issued thereunder, provided that the Company shall not be responsible for complying with the requirements of Title I of ERISA, either as to form or in operation.
c.	This Contract is modified to permit Jefferson National Life to provide for distributions that satisfy the requirements of Section 205 of ERISA, and applicable regulations.

d.	If you are married, you must provide a written notarized consent signed by your legal spouse to name someone other than your spouse as your beneficiary. You must also obtain your spouse's written consent prior to obtaining a financial hardship withdrawal under the Contract.
e.	If you are married, the automatic form of benefit payment is a qualified joint and 50% survivor annuity unless you provide a notarized spousal consent to an alternative form of distribution.
f.	Any amount held under the Contract is not available to your creditors or is subject in any manner to anticipation, alienation, sale, transfer, pledge, encumbrance, trustee process, garnishment, attachment, execution or levy of any kind, except as otherwise required to satisfy a qualified domestic relations order (as defined under Section 414(p) of the Code), payment of Contract expenses to Jefferson National Life or to a plan administrator as directed by your Employer to pay your share of administrative expenses. Your Contract is not "transferable" within the meaning of Section 401(g) of the Code and at no time shall it be possible for any part of this Contract to be used for, or directed to, purposes other than the exclusive benefit of you and/or your beneficiaries.
g.	You always have a nonforfeitable right to Elective Deferral Contributions and earnings on those contributions in your Contract. You are also fully vested and have a nonforfeitable right to the value of your Contract upon your attainment of age 65, termination of your Employer's Plan, or if your Employer completely discontinues all contributions to the Employer's Plan.
h.	The Company is not a "named fiduciary" under Section 402 of ERISA and shall not become a fiduciary of any plan or act in any fiduciary capacity unless specifically agreed to, in writing.
i.	No Contract may be merged or consolidated with, nor have its assets transferred to any other retirement plan or trust, custodial account or annuity contract as a result of a merger or consolidation of your Employer's Plan's unless the value of your Contract after the merger or consolidation is equal to the value of the Contract prior to such merger or consolidation, subject only to investment gains or losses occurring during such merger or consolidation.

Your contract will be subject to any applicable requirements of Title I of ERISA, even if the requirements are not specifically described in this section.

PRIVACY POLICY

The Company has a written Privacy Policy that governs disclosure of confidential information about you and/or your Contract. All Contract holders regularly receive a copy of that policy either by mail or electronically. However, as required by applicable law, Jefferson National Life may be required to share certain information on you or your Contract that is necessary to ensure compliance with the terms of your Employer's Plan document, ERISA, and/or IRS regulations governing the tax-deferred status of your Contract. This information may be shared, as appropriate, with your Employer, a plan administrator providing services to your Employer's Plan, and possibly with other 403(b) product providers. Only information necessary to ensure compliance will be shared and only with the appropriate party.

MISCELLANEOUS PROVISIONS

The provisions of this endorsement are intended to comply with the requirements of Section 403(b) of the Code and regulations issued thereunder and should be interpreted, whenever possible, to do so. These requirements are subject to change and this endorsement will follow current requirements.

Certain fund options may not be available within a 403(b) plan.

Jefferson National Life reserves the right to amend the Contract and/or endorsement from time to time, when necessary or desirable to comply with the provisions of the Code. We will request your consent for any amendment to the Contract and/or endorsement only if it is required by the state in which the Contract was delivered. If you do not consent to an amendment, the Contract may no longer qualify as a tax sheltered annuity under Section 403(b) of the Code.

This endorsement replaces any previous 403(b) endorsement that may have been provided with the Contract.

Endorsement Effective Date

This endorsement is issued as of the contract date of this Contract unless a different date is shown here.

Signed for Jefferson National Life Insurance Company

Signed	Signed

President	Secretary